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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Isabel Rivera
Pam Long
Eric McPhee
Jennifer Monick

Re:	Ferrovial SE
Registration Statement on Form 20-F
Response dated February 20, 2024
CIK No. 0001468522

Ladies and Gentlemen:

On behalf of Ferrovial SE (the “Company” and, together with its subsidiaries, the “Group”), we are hereby responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 26, 2024 (the “Comment Letter”), relating to the above-captioned registration statement filed on January 5, 2024 (“Registration Statement”).

The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter from the Staff. For the Staff’s convenience, we have set forth below each of the numbered comments of the Comment Letter in bold type followed by the Company’s responses thereto. All capitalized terms used in this letter but not defined in this letter shall have the meaning ascribed to such terms in the Registration Statement. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in response to the Staff’s comments, the changes are to be reflected in the next amendment to the Registration Statement (the “First Amended Registration Statement”) that the Company intends to file with the Staff. These changes will be made subject to relevant factual updates, if necessary.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

March 4, 2024

Item 5. Operating and Financial Review and Prospects

5.B.6.2 Adjusted Cash Flows, Cash Flows from Infrastructure Projects and Cash Flows Excluding Infrastructure Projects, page 140

1.	We note your response to prior comments 3 through 9 and your proposed revisions at annex A. With respect to your tabular presentation of the changes in consolidated net debt please address the following:

●	Please revise to remove the subtotal labeled activity cash flows.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, will revise the disclosure in the First Amended Registration Statement to remove the subtotal labeled activity cash flows.

●	Please include a reconciliation of Consolidated Net Debt for each period reflected in your tabular presentation of changes in consolidated net debt (i.e. at each beginning of year and year-end).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to revise its disclosure, as set out in Annex A attached hereto: (i) to include figures for year ended December 31, 2020 in the table for reconciliation of Consolidated Net Debt to show the starting position for change in Consolidated Net Debt in the year ended December 31, 2021 and (ii) to amend the tables presenting changes in Consolidated Net Debt for the years ended December 31, 2023, 2022 and 2021 to include a cross-reference to the reconsolidation table for the Consolidated Net Debt.

The company intends to reflect this presentation in Annex A in the First Amended Registration Statement with the relevant factual disclosures to be updated as necessary.

2.	We note your response to prior comments 3 through 9 and your proposed revisions at annex A. We further note the change in Consolidated Net Debt is reconciled from Change in Cash and Cash Equivalents per your Consolidated Cash Flow Statements. Please tell us how you considered Item 10(e)(1)(ii)(A) of Regulation S-K as it appears that certain adjustments may exclude charges or liabilities that required or will require cash settlement (e.g. the change in short and long-term borrowings). Within your response, please also tell us whether the amounts shown as cash flows of ex-infrastructure project companies exclude charges or liabilities that required or will require cash settlement (i.e. amounts included in your Consolidated Cash Flow Statements related to infrastructure project companies).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not consider “change in Consolidated Net Debt” as a separate non-IFRS measure but rather the tables illustrating changes in Consolidated Net Debt are presented to better illustrate to investors the period-on-period changes in Consolidated Net Debt.

The Company advises the Staff that the charges or liabilities that required or will require cash settlement are included in Consolidated Net Debt. They are reflected in “short and long-term borrowings” item, which is reflected in the Consolidated Net Debt. These borrowings are required to calculate Consolidated Net Debt, and any measure of net debt, and therefore the Company believes the adjustments are not violating the prohibition in Item 10(e)(1)(ii)(A) of Regulation S-K. Even if “changes in Consolidated Net Debt” were considered a non-IFRS measure, the “change in short and long-term borrowings” are not excluded from the measure, rather they are included, which would also not violate Item 10(e)(1)(ii)(A) of Regulation S-K. Company also advises the Staff that this is also considered when splitting cash flow between ex-infrastructure project companies and infrastructure project companies.

March 4, 2024

3.	We note your response to prior comment 8 and your proposed revisions at annex A. We continue to be unclear how you determined the breakdown of your Consolidated Cash Flow Statement into cash flows of ex-infrastructure project companies, cash flows of infrastructure project companies, and intercompany eliminations is appropriate. In your response, please provide a more robust explanation on how you determined that infrastructure project companies that are consolidated in your IFRS financial statements should be treated “as investment in equity” within the column for ex-infrastructure project companies.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company determined to break down its Consolidated Cash Flow Statement into cash flows of ex-infrastructure project companies, cash flows of infrastructure project companies, and intercompany eliminations is appropriate, due to the following reasons:

●	The Company’s Consolidated Cash Flow Statement has been prepared applying IAS 7, and companies (infrastructure project companies or not) in which the Company has control are consolidated under the appropriate IAS global consolidation principles.

●	For the preparation of the Consolidated Cash Flows all group companies are properly consolidated according with standard requirements. All of the cash flow statement classifications that underlie the tables comply with IAS 7, without making adjustments to those cash flows.

●	The separation between ex-infrastructure and infrastructure project companies is only a split of that report by the Company with classifications in accordance with IAS 7 to show the cash flows and other changes for those consolidated entities on a separate basis. As noted in our prior responses, the Company views the changes in Consolidated Net Debt by infrastructure and ex-infrastructure project companies as voluntarily disaggregating information and presenting them separately for the benefit of users of the financial statements (investors and analysts).

●	The Company believes that the internal process it uses for preparing that split is reliable and consistent during periods because:

o	The Company qualifies all group companies between infrastructure project and ex-infrastructure project companies (companies are clearly identified as infrastructure project companies or non-infrastructure project companies in Appendix I to the Company’s Audited Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, included on pages F-155 through F-164 of the Registration Statement). As outlined in our prior responses to the Staff, the companies cannot be both infrastructure project companies and non-infrastructure project companies.

o	As every single company is qualified as ex-infrastructure or infrastructure project company, the Company calculates the cash flow generated by ex-infrastructure project companies and infrastructure project companies on a stand-alone basis as part of the process of calculating the group cash flow applying the same standards in the same consolidation tools and taking in mind same controls applied to assure the accuracy of the reporting.

March 4, 2024

o	Making this split, the intercompany transactions between ex-infrastructure project companies and infrastructure project companies are not eliminated at ex-infrastructure and infrastructure levels, in accordance with accounting principles for presenting separate financial information, but are eliminated in the intercompany transactions’ column as part of consolidation. These intercompany transactions represent real cash movements in form of dividends paid by infrastructure project companies to ex-infrastructure project companies and equity investments made by ex-infrastructure in infrastructure project companies. The information on dividends and equity investments from these companies is reliable as it can be extracted from the financial information of the different group companies. We have included in footnote “3” within the change in Consolidated Net Debt tables a breakdown of those intercompany transactions by each infrastructure project company.

●	The reporting of these dividends and investment (although are eliminated at the Company’s group level) is important to investors because dividends received from the infrastructure project companies are the main source of cash to be used by the Group to serve the corporate debt and to pay the remuneration to the Company’s shareholders (similar to the separate presentation of guarantor financial information for guaranteed debt securities).

●	The Company also advises the Staff that the presentation of change in Consolidated Net Debt between ex-infrastructure project companies and infrastructure project companies is consistent with the accounting standards under the IFRS and US GAAP, in which companies may present certain entities in a consolidated group on a separate basis (similar to the separate presentation of guarantor financial information for guaranteed debt securities), or present a parent’s investment in a subsidiary. For example, the Company believes its presentation is consistent with the general principle in ASC 810, Consolidation, specifically ASC 810-10-45-11, as this paragraph states that in some cases separate financial information may be needed, in addition to consolidated financial statements, to adequately indicate the position of bondholders and other creditors or preferred shareholders of the parent. In this specific case, the Company is presenting cash flow of the separate entities on a combined basis (including the parent company and other companies qualified as ex-infrastructure project companies) in order to adequately report to bondholders, rating agencies, analysts and equity investors, the cash flow that can be used by the company to serve the corporate debt (as explained in the paragraph above). Also in IAS 27, Separate Financial Statements, paragraph 10, separate financial statements present the investment in consolidated subsidiaries as investment in shares (permitting the use of either acquisition cost, equity method or fair value) and, in this case, dividends received from those consolidated subsidiaries are recognized as cash flow of the parent (IAS 7, paragraph 37).

The Company would like to reemphasize that reporting cash flow split between ex-infrastructure and infrastructure project companies is only a disaggregation of the Cash Flow Statement between cash flow generated by the two types of companies that are part of the group. The Company considers that it is consistent with the way it prepares the cash flow statements in terms of perimeter and standards applicable. In that disaggregation, the Company reports dividends and investments in equity as these are cash flows between ex-infrastructure and infrastructure project companies because these are intragroup transactions that are necessary to explain changes in the Consolidated Net Debt on ex-infrastructure and infrastructure level (they are related to real cash movements between group companies) but are eliminated when reporting total group cash flows.

Finally, the Company considers the information presented in the two columns of combined entities, related to ex-infrastructure project companies and infrastructure project companies, is in compliance with IFRS and US GAAP for the presentation of separate and consolidated financial information.

* * *

March 4, 2024

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44 20 7710 4669 or e-mail at Ryan.Benedict@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ M. Ryan Benedict
M. Ryan Benedict

of LATHAM & WATKINS LLP

cc:	(via email)
Ignacio Madridejos, Chief Executive Officer of Ferrovial SE
Ernesto Lopez Mozo, Chief Financial Officer of Ferrovial SE
Santiago Ortiz Vaamonde, General Counsel and Secretary of the Board of Directors of Ferrovial SE

March 4, 2024

Annex A

To be revised in the next amended version of the Registration Statement (under Sections 5.B.6.1 “Consolidated Net Debt”) that the Company intends to file with the Staff.

5.B.6.1 Consolidated Net Debt

Consolidated Net Debt corresponds to our balance of cash and cash equivalents minus short and long-term borrowings and other financial items that include our non-current restricted cash, the balance related to exchange-rate derivatives (covering both the debt issuance in currency other than the currency used by the issuing company, through forward hedging derivatives, and cash positions that are exposed to exchange rate risk, through cross currency swaps) and other short term financial assets. Lease liabilities are not part of the Consolidated Net Debt. Consolidated Net Debt is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS.

We further break down our Consolidated Net Debt into two categories:

●	Consolidated Net Debt of infrastructure project companies: corresponds to our infrastructure project companies, which has no recourse to us, as a shareholder, or with recourse limited to the guarantees issued.

●	Consolidated Net Debt of ex-infrastructure project companies: corresponds to our other businesses, including our holding companies and other companies that are not considered infrastructure project companies. The debt included in this category generally has recourse to the Group.

We also discuss the evolution of our Consolidated Net Debt during any relevant period and split it into two categories: (i) Consolidated Net Debt of ex-infrastructure project companies and (ii) Consolidated Net Debt of infrastructure project companies, separated into the following items:

1.	change in cash and cash equivalents, as reported in our consolidated cash flows statement for the relevant period;

2.	change of our short and long-term borrowings for the relevant period; and

3.	change in additional financial items that we consider part of our Consolidated Net Debt, including changes of non-current restricted cash, changes in balance related to exchange-rate derivatives, changes in intragroup position balances and changes in other short-term financial assets.

We use Consolidated Net Debt to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure.

We also separate Consolidated Net Debt into Consolidated Net Debt of ex-infrastructure project companies and infrastructure project companies, as we find it helpful for investors and rating agencies to show the evolution of our Consolidated Net Debt of excluding infrastructure project companies, because the debt of infrastructure project companies has: (i) no recourse to the Group Companies or (ii) the recourse is limited to guarantees issued by other Group Companies. Net Debt of ex- infrastructure project companies is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. For investors and rating agencies, it is important to clearly see and understand whether the rest of the Group is under any obligation to inject capital to repay the debt or cure any potential covenant breach if any of the Group’s infrastructure project companies underperform.

March 4, 2024

Additionally, our equity investors track performance of our infrastructure project companies on a cash basis, namely dividends received and capital invested, that are not shown in our change in cash and cash equivalents reported in our consolidated cash flow statement. Similarly, our debt investors need to know the dividends received from infrastructure project companies, as the key parameters for the rating of corporate bonds are cash flows of ex-infrastructure project companies (the main contributor of which is dividends from infrastructure project companies) and net debt of the ex-infrastructure project companies.

We allocate amounts from the different components of Consolidated Net Debt and its evolution, specifically cash flow as reported in IAS 7, between infrastructure project companies and ex-infrastructure project companies as follows:

●	Our consolidated subsidiaries and our equity-accounted companies are classified as infrastructure project companies (infrastructure project companies) or not infrastructure project companies (ex-infrastructure project companies). These two categories are not simultaneously applied to the same company (i.e., any given company is either categorized as an infrastructure project company or an ex-infrastructure project company, but it cannot be both).

●	We include as ex-infrastructure project companies all companies (whether consolidated or accounted for as equity-accounted companies) dedicated to construction activities, companies providing services to the rest of the group, and holding companies (including those that are direct shareholders of infrastructure project companies).

●	We include as infrastructure project companies, all companies (whether consolidated or accounted for as equity-accounted companies) that meet the definition of “infrastructure project companies” as this is stated in our annual reports: specifically, they are companies, which are part of our toll roads, airports, energy infrastructure and construction businesses. Appendix I to our Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, includes a complete list of our subsidiaries and associate companies, including details of all companies classified as infrastructure project companies, which are identified with a “P” in the “Type” column.

Specifically, cash flows of ex-infrastructure project companies are comprised of the cash flows generated by all companies classified as ex-infrastructure project companies, after the elimination of transactions between ex-infrastructure project companies. Cash flows of infrastructure project companies are comprised of the cash flows generated by all companies classified as infrastructure project companies, after the elimination of transactions between infrastructure project companies.

The key distinction in the classification between cash flows of ex-infrastructure project companies and cash flows of infrastructure project companies is the treatment of intercompany transactions between ex-infrastructure project companies and infrastructure project companies. These intercompany transactions are comprised of dividends paid by infrastructure project companies to ex-infrastructure project companies and investments of equity paid by ex-infrastructure project companies to infrastructure project companies. We treat these transactions as follows:

●	Dividends received by ex-infrastructure project companies from infrastructure project companies are classified as cash flows from operations ex-infrastructure project companies;

March 4, 2024

●	Dividends paid by infrastructure project companies to ex-infrastructure project companies are classified as cash flows from financing of infrastructure project companies;

●	Equity investment paid by ex-infrastructure project companies to infrastructure project companies are classified as cash flows from investments ex-infrastructure project companies; and

●	Equity investment received by infrastructure project companies from ex-infrastructure project companies are classified as cash flows from financing of infrastructure project companies.

These dividends include dividends and other similar items, comprising (i) interest on shareholder loans and (ii) repayments of capital and shareholder loans.

The equity investment includes the cash invested by the Group in infrastructure project companies through capital contributions or other similar financial instruments such as shareholder loans. These intercompany transactions are eliminated in the consolidated cash flows.

The following table sets forth a reconciliation of Consolidated Net Debt to our cash and cash equivalents for the periods indicated:

	As of December 31,
	2023	2022	2021	2020
	(in million of euros)
Cash and cash equivalents excluding infrastructure projects	(4,585)	(4,962)	(5,329)	(6,396)
Short and long-term borrowings	3,450	3,686	3,201	4,552
Non-current restricted cash	(32)	(41)	0	(3)
Forwards hedging balances	18	(151)	22	(14)
Cross currency swaps balances	13	5	9	2
Intragroup position balances (*)	16	25	37	39
Other short term financial assets	0	0	(11)	0
Consolidated Net Debt of ex-infrastructure project companies	(1,121)	(1,439)	(2,071)	(1,821)
Cash and cash equivalents from infrastructure projects	(204)	(168)	(207)	(148)
Short and long-term borrowings	7,915	7,967	7,409	5,240
Non-current restricted cash	(596)	(556)	(579)	(650)
Intragroup position balances (*)	(16)	(25)	(37)	(39)
Consolidated Net Debt of infrastructure project companies	7,100	7,219	6,586	4,403
Consolidated Net Debt	5,979	(5,781)	4,515	2,582

(*)	Intragroup balances are comprised of financial assets (cash) and liabilities (borrowings) between our ex-infrastructure project companies and infrastructure project companies that are eliminated in the consolidation process and therefore have no impact on our Consolidated Net Debt.

March 4, 2024

The following tables present, for the periods indicated, the changes in Consolidated Net Debt (including separation by ex-infrastructure project companies and infrastructure project companies), as well as the breakdown of our statement of cash flows into cash flows of ex-infrastructure project companies, cash flows of infrastructure project companies and intercompany eliminations.

	For the year ended December 31, 2023
	Change in Consolidated Net Debt (1+2+3)	Ex- infrastructure project companies (1)	Infrastructure project companies (2)	Intercompany eliminations (3)
	(in million of euros)
Cash flow from operating activities	1,263	791	890	(417)
Cash flow from/ (used in) investing activities	(426)	(184)	(347)	104
Cash flow from/ (used in) financing activities	(1,304)	(1,146)	(471)	313
Effect of exchange rate on cash and cash equivalents	160	161	(1)
Change in cash and cash equivalents due to consolidation scope changes	(34)	0	(34)
Change in cash and cash equivalents from assets held for sale	0	0	0
Cash Flows (Change in cash and cash equivalents) (A)	(341)	(378)	37	0
Change in short and long-term borrowings (B)	(288)	(236)	(52)
Change in Non-current restricted cash	(31)	9	(40)
Change in Forwards hedging balances	169	169
Change in Cross currency swaps balances	8	8
Change in Intragroup balances	0	(9)	9
Change in other short term financial assets	0	0
Other changes in Consolidated Net Debt (C)	146	177	(31)
Change in Consolidated Net Debt (C+B-A)	199	318	(120)
Consolidated Net Debt at beginning of the year (*)	5,781	(1,439)	7,219
Consolidated Net Debt at year-end (*)	5,979	(1,121)	7,100

(*)	For the reconciliation of Consolidated Net Debt, a non-IFRS measure, to our cash and cash equivalents see the “reconciliation of Consolidated Net Debt to our cash and cash equivalents” table above.

(A)	Figures in this line item represent change in cash flow figures as reported in our consolidated cash flow statements, as well as the change in cash and cash equivalents ex-infrastructure project companies and change in cash and cash equivalents of infrastructure project companies.

(B)	Figures in this line item represent the change in our short and long-term borrowings included in our Consolidated Statement of Financial Position.

(C)	Figures in this line item represent: the changes of non-current restricted cash, the changes related to exchange-rate derivatives balances (including forwards and cross currency swaps), the changes in our Intragroup balances related to financial assets and liabilities between our ex-infrastructure project companies and infrastructure project companies with no impact on our Consolidated Net Debt, and changes in other short-term financial assets.

(1)	Ex-infrastructure project companies column includes the change in cash and cash equivalents of our ex-infrastructure project companies. Cash flows from (used in) operating activities include dividends received from infrastructure project companies that are globally consolidated and cash flows from (used in) investing activities includes the equity investment by the Group in infrastructure project companies that are globally consolidated. These dividends received and equity investments are eliminated in column Intercompany eliminations.

(2)	Infrastructure project companies column includes the change in cash and cash equivalents of our infrastructure project companies. Cash flows from (used in) financing include the dividends paid to shareholders (which include the Group Companies that are not infrastructure project companies), as well as the equity investment received from its shareholders. These dividends paid and equity investments received are eliminated in column Intercompany eliminations.

March 4, 2024

(3)	Intercompany eliminations include eliminations either of the dividends or equity investment, as applicable, of infrastructure project companies that are consolidated on the Group level. Specifically, it includes EUR -417 million dividends paid by infrastructure project companies within our toll roads division: NTE 35W EUR -251million, NTE EUR -109 millionLBJ EUR -37 million, from our Energy Infrastructure and Mobility division, EUR -18 million coming from El Berrocal renewable energy generation plant and other minor dividends from toll roads and Energy Infrastructure and Mobility division. It also includes equity investments of EUR 104 million, invested in toll roads infrastructure project companies I-66 EUR 53 million, NTE 35W Segment 3C EUR 35million, as well as in Centella project EUR 10 million and El Berrocal plant EUR 3 million and other minor investments.

	For the year ended December 31, 2022
	Change in Consolidated Net Debt (1+2+3)	Ex- infrastructure project companies (1)	Infrastructure project companies (2)	Intercompany eliminations (3)
	(in million of euros)
Cash flow from operating activities	1,002	565	629	(191)
Cash flow from/ (used in) investing activities	(732)	(421)	(720)	410
Cash flow from/ (used in) financing activities	(317)	(140)	42	(219)
Effect of exchange rate on cash and cash equivalents	(283)	(289)	7
Change in cash and cash equivalents due to consolidation scope changes	4	0	4
Change in cash and cash equivalents from assets held for sale	(81)	(81)	0
Cash Flows (Change in cash and cash equivalents) (A)	(407)	(367)	(40)	0
Change in short and long-term borrowings (B)	1,043	485	558
Change in Non-current restricted cash	(18)	(41)	23
Change in Forwards hedging balances	(173)	(173)
Change in Cross currency swaps balances	(4)	(4)
Change in Intragroup balances	0	(12)	12
Change in other short term financial assets	11	11
Other changes in Consolidated Net Debt (C)	(184)	(219)	35
Change in Consolidated Net Debt (C+B-A)	1,266	632	633
Consolidated Net Debt at beginning of the year (*)	4,515	(2,071)	6,586
Consolidated Net Debt at year-end (*)	5,781	(1,439)	7,219

(*)	For the reconciliation of Consolidated Net Debt, a non-IFRS measure, to our cash and cash equivalents see the “reconciliation of Consolidated Net Debt to our cash and cash equivalents” table above.

(A)	Figures in this line item represent change in cash flow figures as reported in our consolidated cash flow statements, as well as the change in cash and cash equivalents ex-infrastructure project companies and change in cash and cash equivalents of infrastructure project companies.

(B)	Figures in this line item represent the change in our short and long-term borrowings included in our Consolidated Statement of Financial Position.

(C)	Figures in this line item represent: the changes of non-current restricted cash, the changes related to exchange-rate derivatives balances (including forwards and cross currency swaps), the changes in our Intragroup balances related to financial assets and liabilities between our ex-infrastructure project companies and infrastructure project companies with no impact on our Consolidated Net Debt, and changes in other short-term financial assets.

(1)	Ex-infrastructure project companies column includes the change in cash and cash equivalents of our ex-infrastructure project companies. Cash flows from (used in) operating activities include dividends received from infrastructure project companies that are globally consolidated and cash flows from (used in) investing activities includes the equity investment by the Group in infrastructure project companies that are globally consolidated. These dividends received and equity investments are eliminated in column Intercompany eliminations.

(2)	Infrastructure project companies column includes the change in cash and cash equivalents of our infrastructure project companies. Cash flows from (used in) financing include the dividends paid to shareholders (which include the Group Companies that are not infrastructure project companies), as well as the equity investment received from its shareholders. These dividends paid and equity investments received are eliminated in column Intercompany eliminations.

(3)	Intercompany eliminations include eliminations either of the dividends or equity investment, as applicable, of infrastructure project companies that are consolidated on the Group level. Specifically, it includes EUR -191 million dividends paid by infrastructure project companies within our toll roads division from NTE EUR -92 million and LBJ EUR -31 million and from our Energy Infrastructure and Mobility division, EUR -51 million coming from Trasnchile and other minor dividends. It also includes equity investments of EUR 410 million, invested in toll roads infrastructure project companies I-66 EUR 322 million and NTE 35W Segment 3C EUR 46 million, as well as in El Berrocal EUR 27 million and other minor investments.

March 4, 2024

	For the year ended December 31, 2021
	Change in Consolidated Net Debt (1+2+3)	Ex- infrastructure project companies (1)	Infrastructure project companies (2)	Intercompany eliminations (3)
	(in million of euros)
Cash flow from operating activities	810	617	469	(276)
Cash flow from/ (used in) investing activities	458	520	(127)	65
Cash flow from/ (used in) financing activities	(2,221)	(2,138)	(294)	210
Effect of exchange rate on cash and cash equivalents	99	93	6
Change in cash and cash equivalents due to consolidation scope changes	(109)	(110)	1
Change in cash and cash equivalents from assets held for sale	(44)	(48)	4
Cash Flows (Change in cash and cash equivalents) (A)	(1,008)	(1,067)	59	0
Change in short and long-term borrowings (B)	818	(1,351)	2,169
Change in Non-current restricted cash	74	3	71
Change in Forwards hedging balances	36	36
Change in Cross currency swaps balances	7	7
Change in Intragroup balances	0	(2)	2
Change in other short term financial assets	(11)	(11)
Other changes in Consolidated Net Debt (C)	106	33	73
Change in Consolidated Net Debt (C+B-A)	1,932	(250)	2,183
Consolidated Net Debt at beginning of the year (*)	2,582	(1,821)	4,403
Consolidated Net Debt at year-end (*)	4,515	(2,071)	6,586

(*)	For the reconciliation of Consolidated Net Debt, a non-IFRS measure, to our cash and cash equivalents see the “reconciliation of Consolidated Net Debt to our cash and cash equivalents” table above.

(A)	Figures in this line item represent change in cash flow figures as reported in our consolidated cash flow statements, as well as the change in cash and cash equivalents ex-infrastructure project companies and change in cash and cash equivalents of infrastructure project companies.

(B)	Figures in this line item represent the change in our short and long-term borrowings included in our Consolidated Statement of Financial Position.

(C)	Figures in this line item represent: the changes of non-current restricted cash, the changes related to exchange-rate derivatives balances (including forwards and cross currency swaps), the changes in our Intragroup balances related to financial assets and liabilities between our ex-infrastructure project companies and infrastructure project companies with no impact on our Consolidated Net Debt, and changes in other short-term financial assets.

(1)	Ex-infrastructure project companies column includes the change in cash and cash equivalents of our ex-infrastructure project companies. Cash flows from (used in) operating activities include dividends received from infrastructure project companies that are globally consolidated and cash flows from (used in) investing activities includes the equity investment by the Group in infrastructure project companies that are globally consolidated. These dividends received and equity investments are eliminated in column Intercompany eliminations.

(2)	Infrastructure project companies column includes the change in cash and cash equivalents of our infrastructure project companies. Cash flows from (used in) financing include the dividends paid to shareholders (which include the Group Companies that are not infrastructure project companies), as well as the equity investment received from its shareholders. These dividends paid and equity investments received are eliminated in column Intercompany eliminations.

(3)	Intercompany eliminations include eliminations either of the dividends or equity investment, as applicable, of infrastructure project companies that are consolidated on the Group level. Specifically, it includes EUR -276 million dividends paid by infrastructure project companies within our toll roads division, from LBJ EUR -167 million and NTE EUR -53 million, from our Energy Infrastructure and Mobility division, EUR -29 million coming from Centella, EUR -25 million coming from different infrastructure project companies withing our former Services business division and other minor dividends. It also includes equity investments of EUR 65 million, invested in toll roads infrastructure project company I-66 EUR 33 million, as well as in Centella EUR 26 million and El Berrocal EUR 6 million.